WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2017
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

The following management discussion and analysis of Western Copper and Gold Corporation (together with its subsidiaries, “Western” or the “Company”) is dated March 22, 2018, and provides an analysis of the Company’s results of operations for the year ended December 31, 2017.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with Western’s audited consolidated financial statements for the year ended December 31, 2017 and the notes thereto. The Company’s accounting policies are described in note 3 to the audited consolidated financial statements for the year ended December 31, 2017. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange (“TSX”) and the NYSE American under the symbol WRN. Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2017 (“AIF”), is filed with Canadian regulators on SEDAR at www.sedar.com. This information, along with Western’s annual report on Form 40-F, filed with the United States Securities and Exchange Commission (the “SEC”), is also available at edgar.sec.gov/edgar.shtml.

The operations of the Company are speculative due to the high-risk nature of the mining industry. Western faces risks that are generally applicable to its industry and others that are specific to its operations. Certain key risks affecting the Company’s current and future operations are discussed in its AIF and Form 40-F. This list is not exhaustive. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets and future operating results, and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis. Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation and its wholly-owned subsidiary, Casino Mining Corp. (“Casino Mining”), are focused on advancing the Casino project (“Casino” or “Casino Project”) towards production. The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada.

CORPORATE DEVELOPMENTS

On February 8, 2018, Western issued 2,905,066 units at a price of $1.15 per unit for gross proceeds of $3.34 million. Each unit consisted of one common share of the Company and half of one non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $1.75 until February 8, 2020.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2017
(Expressed in Canadian dollars, unless otherwise indicated)

CASINO PROJECT UPDATE

INFRASTRUCTURE

In September 2017, the Yukon Government and the Federal Government announced their commitment to fund the upgrade of the existing access road and 30% of the new access road to the Casino Project as part of the Yukon Resource Gateway Application. Recent discussions with the Yukon Government indicate that work towards building these roads is underway, starting with preparation of permitting documentation for the first section of the road, a by-pass that will allow mining-related traffic to avoid the town of Carmacks.

PERMITTING

The assessment process in the Yukon involves several steps after the submission of the Project Proposal concluding with the issuance of a Decision Document by the Yukon Environmental and Socioeconomic Assessment Board (“YESAB”). Once a project receives the Decision Document, the next step is obtaining a Quartz Mining License (“QML”). The QML would allow the Company to begin construction of the mine. The final significant permit following the issue of the QML is the Yukon Water License.

The Company is advancing certain key permitting activities required to prepare its Environmental and Socio-Economic Statement (“ESE Statement”). A large part of the initiative has been the Best Available Tailing Technology (“BATT”) review process relating to the design of the tailings and waste management facility. In this regard, Western is following the roadmap identified by the British Columbia Government, and being contemplated by the Yukon Government, to receive and consider feedback from key stakeholders. The goal is to come to a tailings management facility design that uses the best available tailings and mine waste deposition technology incorporating input from the community, First Nations, and regulatory authorities.

EXPENDITURES

Western’s recent activities have focused on permitting and engineering of the Casino Project. Capitalized expenditures for the periods presented were as follows:

For the year ended December 31,	2017	2016
	$	$
Acquisition costs	-	617,767
Claims maintenance	10,605	21,314
Engineering	183,165	337,039
Permitting	1,317,578	766,263
Salary and wages	347,887	540,744
Share-based payments	68,994	49,396

CASINO EXPENDITURES	1,928,229	2,332,523

FEASIBILITY STUDY

On January 7, 2013, the Company released the results of the feasibility study on its Casino Project and subsequently filed the technical report titled “Casino Project, Form 43-101F1 Technical Report Feasibility Study, Yukon, Canada – Revision 1” dated January 25, 2013 (the “Feasibility Study”) on SEDAR on February 12, 2013. The Feasibility Study was prepared for the Company by Conrad Huss, P.E., Thomas Drielick, P.E., Jeff Austin, P.Eng., Gary Giroux, P.Eng., Scott Casselman, P.Geo., Graham Greenaway, P.Eng., Mike Hester, F Aus IMM and Jesse Duke, P.Geo., each a Qualified Person for the purposes of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The full text of the Feasibility Study is available under the Company’s profile on SEDAR.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2017
(Expressed in Canadian dollars, unless otherwise indicated)

The Company has calculated how the Casino Project’s returns are affected by changes in revenue from commodity price fluctuations. Based on the analysis below, the Casino Project is expected to provide positive returns in the current commodity price environment. All projected economic results below are on an after-tax basis and assume that the project is completely financed using equity.

		Feasibility Study	Current
		Base Case	Prices[1]

Copper Price	US$/lb	3.00	3.05
Gold Price	US$/oz	1,400	1,310
Molybdenum Price	US$/lb	14.00	10.00
Silver Price	US$/oz	25.00	16.00
Exchange Rate	C$: 1 US$	0.95	0.76

Net Present Value, After-tax, 8% discount	C$ M	1,830	2,760
Internal Rate of Return, After-tax	%	20.1	25.1
Payback Period	Years	3.0	2.4

Net Cash Flow (Y1-Y4), After-tax	C$ M/year	682	830
Net Cash Flow (Life of Mine), After-tax	C$ M/year	400	510

Note 1 - The above information is derived from adjusting the Feasibility Study financial model (Feasibility Study Table 22-5) for the above noted commodity prices only. There has been no change to mineral resource or mineral reserve estimates or the capital cost contained in the Feasibility Study. The capital cost has not been adjusted for changes in Canadian to US exchange rate. Current prices are representative of commodity prices on March 22, 2018.

In September 2017, the Company completed a pricing review (the “Review”) of the Feasibility Study in association with M3 Engineering & Technology Corp. The Review indicates that the Casino Project’s economic metrics, such as internal rate of return and net present value, at current (May 2017) commodity prices and exchange rates are comparable to the base case metrics in the Feasibility Study. Capital and operating costs were updated as part of the Review, including updated costs for mining and major process equipment, power plant costs, major bulk materials (e.g. structural steel), and construction and operating labour rates. There was no change to the mineral resource or reserve estimate or to other technical information contained in the Feasibility Study.

ROYALTIES AND PRODUCTION PAYMENTS

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived therefrom.

As part of a separate agreement, Western is required to make a payment of $1 million upon achieving commercial production at the Casino Project.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2017
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED ANNUAL FINANCIAL INFORMATION

The following annual information has been extracted from the Company’s audited annual consolidated financial statements.

As at and for the year ended	31-Dec-17	31-Dec-16	31-Dec-15
	$	$	$

Loss and comprehensive loss	2,661,589	2,088,400	2,118,027
Loss per share – basic and diluted	0.03	0.02	0.02
Cash, cash equivalents, and short-term investments	4,099,501	6,768,953	10,403,751
Exploration and evaluation assets	40,650,547	38,722,318	36,389,795
Total assets	45,209,605	46,083,525	47,089,862

Items that resulted in significant differences in the annual figures presented above are explained in the following narrative.

Loss and comprehensive loss

For the year ended December 31, 2017 the Company reported a loss and comprehensive loss of $2.7 million. The 2017 figure is higher compared to 2016 largely due to variances in shareholder communication and travel, and unrealized losses on marketable securities. These variances are discussed further in the ‘Results of Operation’ section below.

Exploration and evaluation assets

During the year ended December 31, 2017, the Company continued to advance the Casino Project. A significant portion of the costs incurred by the Company relate to its on-going permitting and engineering efforts. Costs incurred by the Company are capitalized, thus increasing the carrying value of exploration and evaluation assets.

Cash, cash equivalents, and short-term investments

Cash and cash equivalent balances have steadily declined in each year presented as the Company has continued to incur expenditures to advance its Casino Project.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2017
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company’s unaudited condensed interim consolidated financial statements.

As at and for the quarter ended	31-Dec-17	30-Sep-17	30-Jun-17	31-Mar-17

Loss and comprehensive loss	596,075	605,168	691,815	768,531
Loss per share – basic and diluted	0.01	0.01	0.01	0.01
Cash and short-term investments	4,099,501	5,110,720	5,538,086	5,861,418
Exploration and evaluation assets	40,650,547	40,218,996	39,719,430	39,120,476
Total assets	45,209,605	45,842,288	45,856,965	45,572,284

As at and for the quarter ended	31-Dec-16	30-Sep-16	30-Jun-16	31-Mar-16
		$	$	$
Loss and comprehensive loss	492,717	580,672	312,664	702,347
Loss per share – basic and diluted	0.01	0.01	-	0.01
Cash and short-term investments	6,768,953	7,888,102	8,604,034	9,330,355
Exploration and evaluation assets	38,722,318	37,537,269	37,130,644	36,663,395
Total assets	46,083,525	45,718,744	46,160,808	46,214,077

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The scale and nature of the Company’s corporate and administrative activity have remained relatively consistent over the periods presented above. Quarterly fluctuations in loss and comprehensive loss figures have mainly been driven by gains and losses related to foreign exchange and marketable securities.

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized. As a result, the carrying value of exploration and evaluation assets generally increases from period to period.

Cash, cash equivalents, and short-term investments

For the most part, cash is used to fund ongoing operations that increase the carrying value of the Company’s exploration and evaluation assets. Unless there is a significant financing transaction, total cash and short-term investments are expected to decrease from one period to the next.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2017
(Expressed in Canadian dollars, unless otherwise indicated)

RESULTS OF OPERATIONS

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$

Filing and regulatory fees	3,771	78,053	185,345	230,855
Office and administration	56,896	84,212	230,451	246,134
Professional fees	20,359	17,316	103,801	128,638
Rent and utilities	28,065	22,094	112,259	140,670
Share-based payments	47,798	102,127	319,103	216,636
Shareholder communication and travel	86,983	113,240	514,565	341,801
Wages and benefits	269,412	319,497	1,067,084	1,114,085

CORPORATE EXPENSES	513,284	736,539	2,532,608	2,418,819

Foreign exchange loss (gain)	(1,527)	(2,188)	6,909	18,288
Interest income	(11,482)	(20,934)	(46,728)	(95,207)
Unrealized loss (gain) on marketable securities	95,800	(220,700)	168,800	(253,500)

LOSS AND COMPREHENSIVE LOSS	596,075	492,717	2,661,589	2,088,400

THREE MONTHS ENDED DECEMBER 31, 2017

Western incurred a loss of $596,000 ($0.01 per common share) for the three months ended December 31, 2017 compared to a loss of $493,000 ($0.01 per common share) over the same period in 2016. The scale and nature of the Company’s administrative activity have remained generally consistent throughout these periods, but a few items led to significant differences in the comparative loss figures, as follows:

The Company recorded an unrealized loss on marketable securities of $96,000 during the three months December 31, 2017 to reflect the change in market value of its holdings. This compares with an unrealized gain of $221,000 recorded during the quarter ended December 31, 2016.

During the three months ended December 31, 2017, filing and regulatory fees decreased by $74,000 compared to the same period in 2016. During the three months ended December 31, 2016 the Company incurred non-recurring stock exchange filing fees.

Share based payments decreased by $54,000 during the three months ended December 31, 2017 compared to the same period in 2016 due to variations in the valuation and to the timing of the associated amortization of previous stock option grants, and the fact that the Company did not grant stock options in 2017.

YEAR ENDED DECEMBER 31, 2017

The Company incurred a loss of $2.7 million ($0.03 per common share) for the year ended December 31, 2017, compared to a loss of $2.1 million ($0.02 per common share) during the year ended December 31, 2016. The scale and nature of the Company’s administrative activity have remained generally consistent throughout these periods, but a few items led to significant differences in the comparative loss figures, as follows:

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2017
(Expressed in Canadian dollars, unless otherwise indicated)

The Company recorded an unrealized loss on marketable securities of $169,000 during the year ended December 31, 2017 compared with an unrealized gain of $254,000 during the previous year. These unrealized gains and losses account for a net effect of $423,000 on comparative net loss.

Shareholder communication and travel increased by $173,000 during the year ended December 31, 2017, compared to same period in 2016 as the Company’s increased investor outreach activities to promote Western and the merits of the Casino Project.

During the three months ended December 31, 2017 share based payments increased by $102,000 compared to the same period in 2016 due to variations in the valuation and to the timing of the associated amortization of prior year stock option grants.

LIQUIDITY AND CAPITAL RESOURCES

For the year ended December 31,	2017	2016
	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(2,284,230)	(2,173,377)
Financing activities	1,433,333	189,399
Investing activities	634,577	1,765,342

CHANGE IN CASH AND EQUIVALENTS	(216,320)	(218,636)

Cash and cash equivalents – beginning	611,690	830,326

CASH AND CASH EQUIVALENTS	395,370	611,690

In addition to the $395,000 in cash and cash equivalents, the Company held $3.7 million in short-term investments on December 31, 2017. Cash and short-term investments totaled $4.1 million as at December 31, 2017 compared to $6.8 million as at December 31, 2016. The Company had working capital of $3.9 million as at December 31, 2017.

Western is an exploration stage company. As at the date of this report, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations. Although the Company expects that the current working capital balance will be sufficient to fund anticipated operating activities in the near term, it will require significant additional funding to complete the development and construction of the Casino mine.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2017
(Expressed in Canadian dollars, unless otherwise indicated)

Financing activities

During the year ended December 31, 2017, the Company received $1,433,333 from the exercise of stock options compared to $189,399 received from the same source during the year ended December 31, 2016.

Investing activities

Investing activities include both mineral property expenditures, and purchases and redemptions of short-term investments. Investments with an original maturity of greater than three months are considered short-term investments for accounting purposes. Purchases and redemptions of short-term investments are mainly driven by cash requirements and available interest rates.

During the year ended December 31, 2017, Western redeemed $2.4 million in short-term investments, and spent $1.8 million on exploration and evaluation expenditures. During the year ended December 31, 2016, Western redeemed $3.4 million in short-term investments and expended $1.6 million on mineral property activities.

The majority of the mineral property expenditures in both periods relates to engineering and permitting efforts related to the Casino Project. A summary of activities relating to the Casino Project is available under the Casino Project Update section at the beginning of this report.

OUTSTANDING SHARE DATA

As at the date of this report, the Company has 99,559,001 common shares outstanding. The Company also has 6,608,335 stock options outstanding with exercises prices ranging from $0.50 to $1.20 and 1,452,533 warrants with an exercise price of $1.75.

CONTRACTUAL OBLIGATIONS

The Company has no off-balance sheet arrangements, no capital lease agreements and no long-term obligations other than those described above, and throughout this document, or in the description of exploration and evaluation assets contained in the notes to the consolidated financial statements.

MANAGEMENT COMPENSATION

The Company’s related parties also include its directors and officers, who are the key management of the Company. The remuneration of directors and officers during the periods presented was follows:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$

Salaries and director fees	206,341	249,775	827,236	884,940
Share-based payments	44,988	36,053	290,069	140,808

MANAGEMENT COMPENSATION	251,329	285,828	1,117,305	1,025,748

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2017
(Expressed in Canadian dollars, unless otherwise indicated)

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items that require estimates as the basis for determining the stated amounts include share-based payments and income and mining taxes. Actual results could differ from those estimates. Differences may be material.

Exploration and evaluation assets

The carrying amount of the Company’s exploration and evaluation assets represents costs net of write-downs and recoveries to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company’s assets are reviewed for indication of impairment at each balance sheet date. If indication of impairment exists, the assets’ recoverable amount is estimated. If the assets’ carrying amount exceeds the recoverable amount then an impairment loss is recognized in the statement of loss.

Environmental site reclamation

The Company has not recognized an amount for environmental site reclamation, however, minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company. The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time. Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental reclamation provision.

RECENT ACCOUNTING PRONOUNCEMENTS

Certain new standards, amendments, and interpretations are effective for annual periods beginning on or after January 1, 2018 and were not applied in preparing the Company’s consolidated financial statements.

IFRS 9 - Financial instruments addresses the classification, measurement and recognition of financial assets and financial liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39 - Financial Instruments: Recognition and Measurement.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2017
(Expressed in Canadian dollars, unless otherwise indicated)

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company does not expect the adoption of IFRS 9 to have an impact on its financial statement because the Company already records changes to the fair value of its financial assets through profit and loss.

IFRS 16 – Leases specifies how an issuer will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less, or the underlying asset has an insignificant value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019. The Company is in the process of determining the impact that these changes will have on its financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2017 and have concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2017.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

Because of its inherent limitations, ICFR may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2017
(Expressed in Canadian dollars, unless otherwise indicated)

The Chief Executive Officer and the Chief Financial Officer assessed the effectiveness of the Company’s ICFR as at December 31, 2017. In making this assessment, the Company’s management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework. Based on its assessment, management has concluded that, as at December 31, 2017, the Company’s internal control over financial reporting was effective.

CHANGES IN INTERNAL CONTROLS

During the year ended December 31, 2017, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity, credit, and market risk from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western’s maximum exposure to credit risk.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each balance sheet date.

FORWARD-LOOKING STATEMENTS

This management discussion and analysis (“MD&A”) contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information may also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Such forward-looking statements are set forth, among other places, under the heading “Casino Project Update” and elsewhere in the MD&A and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company’s property; budgets; work programs; permitting or other timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of historical fact.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2017
(Expressed in Canadian dollars, unless otherwise indicated)

The material assumptions used to develop the forward-looking statements herein include assumptions that (1) prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates will not change in a materially adverse manner, (2) requisite capital and financing will be available on acceptable terms, (3) equipment and personnel required for permitting, construction and operations will be available on a continual basis, (4) no unforeseen delays, unexpected geological or other effects, equipment failures, or permitting or other delays, and (5) general economic, market or business conditions will not change in a materially adverse manners and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; changes in project parameters as plans continue to be refined; risks related to cooperation of government agencies and First Nations in the exploration and development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western’s AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2017
(Expressed in Canadian dollars, unless otherwise indicated)

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this MD&A, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the SEC and contained in Industry Guide 7 of the SEC. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources. These terms, however, are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained and incorporated by reference into this MD&A that describes the Company’s mineral deposits may not be comparable to similar information made public by issuers subject to the SEC’s reporting and disclosure requirements applicable to domestic United States issuers.